Via Facsimile and U.S. Mail
Mail Stop 4720

May 26, 2010

Mr. Lamberto Andreotti
Chief Executive Officer
BRISTOL-MYERS SQUIBB COMPANY
345 Park Avenue
New York, NY 10154

Re: **BRISTOL-MYERS SQUIBB COMPANY**
        From 10-K for the Period Ended December 31, 2009
        Filed February 19, 2010
        File No. 001-1136

Dear Mr. Andreotti:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your document. In our comments, we
ask you to provide us with information to better understand your disclosure. Where a
comment requests you to revise disclosure, the information you provide should show us
what the revised disclosure will look like and identify the annual or quarterly filing, as
applicable, in which you intend to first include it. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Strategy, page 37

1. You disclose that you are on target to create $2.5 billion in annual productivity
    cost savings and cost avoidance by 2012. You also disclose that you expect that
    90% of these savings will be realized by the end of 2010. Please disclose the
    nature of the efficiencies and amount of reductions in expenses by line item in

Mr. Lamberto Andreotti
BRISTOL-MYERS SQUIBB COMPANY
May 26, 2010
Page 2

2009. Please also disclose the nature of the efficiencies and the estimated amount
of these reductions in expenses by line item for 2010, 2011, 2012.

Product and Pipeline Developments, page 38

2. You incurred $3.6 billion, $3.5 billion and $3.2 billion on research and
development activities, excluding acquired in-process research and development,
in 2009, 2008 and 2007, respectively, representing 65%, 74% and 125% of
earnings from continuing operations before income taxes, respectively, for these
years. Please disclose the following information for each pipeline project listed
here and Brivanib and Necitumumab (11F8) that are listed as in late-stage
development on page nine:
   • The costs incurred during each period presented and to date on the project. To
     the extent the costs were shared with your collaboration partners (i.e. for
     Apixaban, Dapagliflozin, NTC-801, PEG-Interferon Lambda, ALD518,
     Necitumumab, and XL-184), also disclose the portion of total expenses that
     your obligations represent;
   • The nature, timing and estimated costs of the efforts necessary to complete the
     project;
   • The period in which material net cash inflows from significant projects are
     expected to commence; and
   • The risks and uncertainties associated with completing development on
     schedule, and the consequences to operations, financial position and liquidity
     if the project is not completed timely.

For any other significant research and development projects disclose the nature,
objective and status as well as the information in the above bullets. Please
disclose your criteria for deeming a project significant. For the remainder of the
research and development projects or group of related products that you do not
consider significant, summarize the number of projects and the amounts
capitalized as in-process research and development and the amounts charged to
expense for each period by therapeutic category in preclinical versus clinical
classifications. Please also provide an estimate of the nature, timing and costs to
complete these programs.

Results of Operations
Estimated End-User Demand, page 47

3. You indicate on page three that the U.S. and Canadian exclusivity covering
PLAVIX is estimated to begin expiring in 2011 and 2012, respectively. Please
revise your disclosure to discuss the impact that these expirations are expected to
have on your results of operations and financial position.

* * * *

Mr. Lamberto Andreotti
BRISTOL-MYERS SQUIBB COMPANY
May 26, 2010
Page 3

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant